Celsius Holdings, Inc.

2424 N. Federal Highway

Suite 208

Boca Raton, Florida 33431

June 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Celsius Holdings, Inc. – Registration Statement on Form S-3 (File No. 333-252938)

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) by Celsius Holdings, Inc., a Nevada corporation (the “Company”), on February 10, 2021 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully applies for the immediate withdrawal of the Registration Statement.

The Company requests withdrawal of the Registration Statement because the Registration Statement was never declared effective by the Commission. No securities of the Company have been offered or sold in connection with the Registration Statement.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Paul Berkowitz, Esq. of Greenberg Traurig, P.A. at (305) 579-0685.

Sincerely,

CELSIUS HOLDINGS, INC.

By:	/s/ John Fieldly
Name:	John Fieldly
Title:	Chief Executive Officer